

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-Mail
Glen Corso
EVP General Counsel
NMI Holdings, Inc.
2100 Powell Street, 12th Floor
Emeryville, CA 94608

> **Re:** **NMI Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 9, 2013**
> **File No. 333-191635**

Dear Mr. Corso:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 47

1. If you have no specific plans for the proceeds of this offering beyond working capital and other corporate purposes, please revise your disclosure to discuss the principal reasons for the offering pursuant to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Share-Based Compensation, page 84

2. We are deferring a final evaluation of stock compensation until your estimated offering price is specified. Continue to provide us with updates to the analysis for all equity related transactions through the effectiveness date of the registration statement. We may have further comments in this regard, when the amendment containing this information is filed.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-4

3.   Please file copies of the forms lock-up agreements entered into in connection with the private placement and this offering as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

                              Sincerely,

                              /s/ Daniel Greenspan for

                              Jeffrey P. Riedler
                              Assistant Director

cc: Via E-Mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019